November 2016

Pricing Sheet dated November 30, 2016 relating to

Preliminary Terms No. 1,137 dated October 31, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Trigger PLUS Based on the Value of the EURO STOXX 50® Index due December 5, 2022

Trigger Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – November 30, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	December 5, 2022
Underlying index:	EURO STOXX 50® Index
Aggregate principal amount:	$2,928,520
Payment at maturity per Trigger PLUS:

If the final index value is greater than the initial index value:

$10 + leveraged upside payment

If the final index value is less than or equal to the initial index value but is greater than or equal to the trigger level:

$10

If the final index value is less than the trigger level:

$10 × index performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 35%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	3,051.61, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Trigger level:	1,983.547, which is approximately 65% of the initial index value
Valuation date:	November 30, 2022, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	215%
Index performance factor:	Final index value divided by the initial index value
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	November 30, 2016
Original issue date:	December 5, 2016 (3 business days after the pricing date)
CUSIP:	61766F474
ISIN:	US61766F4744
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.42 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per Trigger PLUS	$10	$0.30(1)
$0.05(2)	$9.65
Total	$2,928,520	$102,498.20	$2,826,021.80

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each Trigger PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

License Agreement between STOXX Limited and Morgan Stanley

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

The Trigger PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,137 dated October 31, 2016

Product Supplement for PLUS dated February 29, 2016	Index Supplement dated February 29, 2016

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.